[AIG Letterhead]
June 17, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 5, 2011 File No. 1-8787
Dear Mr. Rosenberg:
Thank you for the telephone call from Ms. Vanessa Robertson on June 10, 2011 relaying to me the Staff’s oral comment concerning American International Group, Inc.’s (“AIG”) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”). This letter sets forth AIG’s response to the Staff’s oral comment.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-Q is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 10-Q and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated the Staff’s comment below to facilitate your review.
Please refer to your response to comment 1. Please provide us proposed disclosure to be included in future periodic reports that states the source for your credit ratings in the table on page 142. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.
AIG Response
In response to the above comment, AIG intends to add the following paragraph immediately before the ratings table, commencing with the second quarter 2011 Form 10-Q:
The credit ratings table below reflects (a) the ratings on AIG’s fixed maturity investments at June 30, 2011 by one or more of the major rating agencies or by the National Association of Insurance Commissioners (NAIC) Securities Valuations Office (SVO) (over xx percent of total fixed maturity investments), or (b) AIG’s equivalent internal ratings where the investments have not been rated by any of the major rating agencies or the NAIC. The “Non-rated” category in the table consists of fixed maturity investments that have not been rated by any of the major rating agencies, the NAIC or AIG, and represents primarily AIG’s interest in Maiden Lane III.

If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President & Deputy General Counsel

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